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                           GASTON SNOW & ELY BARTLETT
                               COUNSELLORS AT LAW

                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110
                                  617/426-4600
                                 April 29, 1987


Dean Witter American Value Fund
One World Trade Center
New York, NY 10048

Dear Sirs:

     Dean Witter American Value Fund (the "Trust") is a trust created under that name pursuant to a written Declaration of Trust dated April 6, 1987, and finally executed and delivered in Boston, Massachusetts on that date (the "Declaration"). The Trustees have the powers set forth in the Declaration subject to the terms, provisions and conditions therein provided.

     By votes adopted on April 15, 1987, the Trustees of the Trust authorized the issuance of an indefinite number of shares of beneficial interest of the Trust, $.01 par value, against receipt by the Trust of consideration therefor in accordance with the terms of the Distribution Agreement between the Trust and Dean Witter Reynolds Inc.

     We understand that you are about to register under the Securities Act of 1933, as amended (the "1933 Act"), an indefinite number of shares of beneficial interest of the Trust by post-effective amendment no. 9 to the Trust's registration statement under the 1933 Act.

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates, records and other documents as we have deemed necessary or appropriate for purposes of this opinion, including the Declaration. Copies of the Declaration have been duly filed with the Secretary of the Commonwealth of Massachusetts and the City Clerk of the City of Boston.

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                           GASTON SNOW & ELY BARTLETT



Letter to Dean Witter American Value Fund
April 29, 1987
Page 2



     Under Article VI, Section 6.1 of the Declaration of Trust, the beneficial interest in the Trust is represented by an unlimited number of transferable shares, with $.01 par value per share. Under Article VI, Section 6.4, the Trustees are empowered in their discretion to issue shares of beneficial interest to such party or parties and for such amount and type of consideration, including cash or property, at such time or times and on such terms as the Trustees may deem best.

     Based on the foregoing and with respect to Massachusetts law (other than the Massachusetts Uniform Securities Act) only, to the extent that Massachusetts law may be applicable and without reference to the laws of the other several states or of the United States of America, we are of the opinion that, under existing law:

1. The Trust is a trust with transferable shares of beneficial interest, organized in compliance with the laws of the Commonwealth of Massachusetts.

2. Shares of beneficial interest of the Trust may be legally and validly issued from time to time in accordance with the Declaration of Trust upon receipt by the Trust of payment in compliance with Article VI, Section 6.4 of the Declaration of Trust. We are further of the opinion that such shares when so issued will be fully paid and nonassessable by the Trust.

     We understand that Sheldon Curtis, Esquire, will rely upon this opinion in connection with his opinion to the Trust which will be filed with the Securities and Exchange Commission. We hereby consent to such use of this opinion.


                                      Very truly yours,


                                      /s/ Gaston Snow & Ely Bartlett
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